UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Intellia Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45826J105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45826J105	Schedule 13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS Caribou Therapeutics Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 5,593,846
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 5,593,846
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,846
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 45826J105	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Caribou Biosciences, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 5,593,846
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 5,593,846
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,846
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 45826J105	Schedule 13G	Page 3 of 5

Item 1(a).      Name of Issuer:

Intellia Therapeutics, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

40 Erie Street
Cambridge, MA 02139

Item 2(a).      Name of Person Filing:

This Schedule 13G is jointly filed by (i) Caribou Therapeutics Holdco, LLC and (ii) Caribou Biosciences, Inc. Caribou Therapeutics Holdco, LLC is a wholly owned subsidiary of Caribou Biosciences, Inc., and therefore Caribou Biosciences, Inc. may be deemed to beneficially own the shares of the Issuer held by Caribou Therapeutics Holdco, LLC.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

Caribou Therapeutics Holdco, LLC – 2929 7th Street, Suite 105, Berkeley, CA 94710
Caribou Biosciences, Inc. – 2929 7th Street, Suite 105, Berkeley, CA 94710

Item 2(c).      Citizenship:

Caribou Therapeutics Holdco, LLC – Delaware
Caribou Biosciences, Inc. – Delaware

Item 2(d).      Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).      CUSIP No.:

45826J105

Item 3.          If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)  [   ]
Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)  [   ]
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  [   ]
Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  [   ]
Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  [   ]
An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  [   ]
An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  [   ]
Aparent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  [   ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [   ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [   ]
A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [   ]
Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

CUSIP NO. 45826J105	Schedule 13G	Page 4 of 5

Item 4.           Ownership
The information regarding ownership set forth in Rows 5-9 and 11 of each cover page is incorporated herein by reference.

Item 5.           Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable
Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
See Item 2(a) above.

Item 8.           Identification and Classification of Members of the Group
Not Applicable

Item 9.           Notice of Dissolution of Group
Not Applicable
Item 10.         Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 45826J105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017	CARIBOU THERAPEUTICS HOLDCO, LLC BY: CARIBOU BIOSCIENCES, INC., ITS MANAGER By: /s/ Rachel E. Haurwitz Name: Rachel E. Haurwitz Title: President and Chief Executive Officer

Date: February 27, 2017	CARIBOU BIOSCIENCES, INC. By: /s/ Rachel E. Haurwitz Name: Rachel E. Haurwitz Title: President and Chief Executive Officer